
March 21, 2024

Gianni Del Signore
Chief Financial Officer
Pangaea Logistics Solutions Ltd.
109 Long Wharf
Newport, RI 02840

>   **Re: Pangaea Logistics Solutions Ltd.**
>   **Registration Statement on Form S-3**
>   **Filed March 14, 2024**
>   **File No. 333-277953**

Dear Gianni Del Signore:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Edward Horton